EXHIBIT 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management Committee of
Elwood Energy LLC
Richmond, Virginia

We have audited the accompanying consolidated balance sheets of Elwood Energy LLC and subsidiaries (the “Company”) as of September 30, 2006 and 2005, and the related consolidated statements of income and comprehensive income, cash flows and members’ capital for each of the three years in the period ended September 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, and audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Elwood Energy LLC and subsidiaries as of September 30, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
Richmond, Virginia
December 21, 2006

ELWOOD ENERGY LLC
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended September 30,
(thousands)	2006	2005	2004

Operating revenues
Electric sales	$103,115	$128,910	$95,427
Other revenues	97	95	102
Total revenues	103,212	129,005	95,529

Operating expenses
Fuel - external	3,883	5,180	4,918
Fuel - affiliated	20,427	44,204	13,758
Depreciation	11,673	16,124	14,869
Operations - external	2,040	2,160	2,618
Operations - affiliated	4,723	3,715	3,378
General and administrative - external	334	395	402
General and administrative - affiliated	296	166	176
Other taxes	427	418	410
Total operating expenses	43,803	72,362	40,529

Income from operations	59,409	56,643	55,000

Interest income (expense)
Interest expense - external	(28,831)	(30,301)	(31,581)
Interest expense - affiliated	(16)	(21)	(5)
Interest income	1,454	710	114
Net interest expense	(27,393)	(29,612)	(31,472)

Net income	32,016	27,031	23,528

Other comprehensive income:
Losses on hedging activities reclassified to net income	921	937	939
Comprehensive income	$32,937	$27,968	$24,467
____________
The accompanying notes are an integral part of the Consolidated Financial Statements.

ELWOOD ENERGY LLC
CONSOLIDATED BALANCE SHEETS

(thousands)	September 30, 2006	September 30, 2005

ASSETS

Current assets
Cash and cash equivalents	$661	$256
Restricted cash	41,725	43,245
Accounts receivable	14,711	24,735
Inventories	638	462
Prepaid assets	908	309
Total current assets	58,643	69,007

Property, plant and equipment
Plant and equipment	537,329	535,800
Land	1,591	3,765
Accumulated depreciation	(104,045)	(94,887)
Total property, plant and equipment, net	434,875	444,678

Deferred charges, net	4,615	5,032

Total assets	$498,133	$518,717

LIABILITIES AND MEMBERS’ CAPITAL

Current liabilities
Current portion of long-term debt	$18,649	$18,404
Accounts payable	981	1,548
Payables to affiliated companies	2,504	13,389
Notes payable to affiliates	219	-
Accrued interest	6,370	6,746
Other accrued expenses	123	79
Deferred sales tax liability - current	801	793
Total current liabilities	29,647	40,959

Long-term liabilities
Long-term debt	311,494	330,143
Deferred sales tax liability - long-term	10,587	11,357
Total long-term liabilities	322,081	341,500

Total liabilities	351,728	382,459

Members’ capital
Members’ capital	156,492	147,266
Accumulated other comprehensive loss	(10,087)	(11,008)
Total members’ capital	146,405	136,258

Total liabilities and members’ capital	$498,133	$518,717
____________
The accompanying notes are an integral part of the Consolidated Financial Statements.

ELWOOD ENERGY LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
(thousands)	2006	2005	2004

Operating Activities:
Net income	$32,016	$27,031	$23,528
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	12,090	16,548	15,295
Losses on hedging activities reclassified to net income	921	937	939
Other adjustments for non-cash items		(39)	600
Changes in current assets and liabilities:
Accounts receivable	10,024	(8,424)	(1,163)
Other current assets	(774)	307	(344)
Accounts payable	(567)	576	28
Payables to affiliated companies	(10,885)	7,130	1,934
Other accrued expenses	(332)	(452)	(772)
Deferred sales tax liability	(762)	(778)	(769)
Net cash provided by operating activities	41,731	42,836	39,276

Investing Activities:
Property additions	(4,045)	(28)	(37)
Temporary investment of restricted cash funds, net	1,520	(4,292)	93
Net cash provided by (used in) investing activities	(2,525)	(4,320)	56

Financing Activities:
Dividends paid	(20,616)	(22,316)	(24,259)
Payment of long-term debt	(18,404)	(16,771)	(14,741)
Issuance of affiliated notes payable	219	-	-
Net cash used in financing activities	(38,801)	(39,087)	(39,000)

Increase (decrease) in cash and cash equivalents	405	(571)	332
Cash and cash equivalents at beginning of period	256	827	495
Cash and cash equivalents at end of period	$661	$256	$827

Supplemental Cash Flow Information:
Cash paid during the year for:
Affiliated interest	$16	$21	$2
External interest	27,867	29,282	30,517
Noncash transactions from investing and financing activities:	-
Exchange of assets for accrued long-term liability		-	2,800
Noncash dividend of land to members	2,174	-	-

____________
The accompanying notes are an integral part of the Consolidated Financial Statements.

ELWOOD ENERGY LLC
CONSOLIDATED STATEMENTS OF MEMBERS’ CAPITAL

(thousands)	Total	Dominion Elwood, Inc.	Peoples Elwood, LLC

Balance - September 30, 2003	$130,398	$65,199	$65,199

Dividends	(24,259)	(12,129)	(12,130)
Comprehensive income:
Net income	23,528	11,764	11,764
Other comprehensive income	939	469	470
Balance - September 30, 2004	$130,606	$65,303	$65,303

Dividends	(22,316)	(11,158)	(11,158)
Comprehensive income:
Net income	27,031	13,515	13,516
Other comprehensive income	937	469	468
Balance - September 30, 2005	$136,258	$68,129	$68,129

Dividends	(22,790)	(11,395)	(11,395)
Comprehensive income:
Net income	32,016	16,008	16,008
Other comprehensive income	921	460	461
Balance - September 30, 2006	$146,405	$73,202	$73,203

___________
The accompanying notes are an integral part of the Consolidated Financial Statements.

ELWOOD ENERGY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Nature of Operations
Elwood Energy LLC (the Company), a Delaware limited liability company, was organized on May 13, 1998. Its members are Dominion Elwood, Inc. (Dominion Elwood), a wholly-owned subsidiary of Dominion Energy, Inc. (DEI), and Peoples Elwood, LLC (Peoples Elwood), an indirect, wholly-owned subsidiary of Peoples Energy Resources Company, LLC (PERC). DEI is a wholly-owned subsidiary of Dominion Resources, Inc. (Dominion) and PERC is a wholly-owned subsidiary of Peoples Energy Corporation (PEC). Each member has a 50% interest in the profits, losses and distributions made by the Company. The Company owns nine electric generating turbines (Units 1-9).

The permitted purposes of the Company are: (i) to own and develop 1,409 megawatts (MW) of simple cycle electric power generating peaking facilities in Elwood, Illinois; (ii) to purchase and sell fuel, electricity and capacity; (iii) to operate and manage the facility; and (iv) to engage in any other activities permitted by law.

The Company is managed by a Management Committee, which has the full, exclusive and complete authority to manage, direct and control the business and affairs of the Company. The Management Committee consists of two managers, one appointed by each member. Unanimous approval of the managers is required for the Management Committee to act and each manager has a number of votes equal to its member’s percentage interest. If the members reach a material deadlock, and the senior executives of DEI and PERC are not able to resolve the dispute, then either party can offer to sell its interest in the Company to the other member at a stated price in accordance with the provisions of the Operating Agreement.

The Company is a public utility under the Federal Power Act and subject to the jurisdiction of The Federal Energy Regulatory Commission (FERC) with respect to wholesale electric rates and other matters. The Company has received authority to make wholesale sales of electricity to its wholesale customers at market-based rates. The FERC has reserved the right to revoke the Company's market-based rate authority if it is subsequently determined that the Company or its affiliates possess excessive market power.

The Company is primarily a peaking facility, providing more energy when demand is highest, generally in the summer months. The Company has contracted to sell 100% of the generation capacity, electric energy output, and all ancillary services to Exelon and Constellation under Power Sales Agreements (PSAs). The Company was previously a party to PSAs with Aquila covering Units 5 through 8. In June 2006, Constellation assumed the contractual obligations of Aquila. The PSAs are assigned by unit with varying lengths of duration. The Exelon PSA covers Units 1, 2, 3, 4 and 9 through December 31, 2012. The Constellation PSAs cover Units 5 and 6 and Units 7 and 8 through August 31, 2016 and August 31, 2017, respectively.

The Company's fuel for its units is natural gas. Its fuel requirements are currently met through two types of contracted services: (i) a Gas Transportation and Balancing Services Agreement with Nicor Gas: and (ii) a Fuel Management Services Agreement with Peoples Energy Wholesale Marketing, LLC (PEWM).

Note 2 - Summary of Significant Accounting Policies
The Company operates on a fiscal year of October 1 - September 30.

General
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Our Consolidated Financial Statements include, after eliminating intercompany transactions and balances, the accounts of the Company and our wholly-owned subsidiaries.

ELWOOD ENERGY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Cash and Restricted Cash
Cash consists of amounts on deposit in operating funds. Restricted Cash consists of funds restricted by the covenants of the 8.159% Senior Secured Bonds due 2026 (Bonds). The reserve funds included in the September 30, 2006 and 2005 balances were invested in One Group Institutional Prime Money Market Fund.

Inventory
Spare parts are valued at the lower of cost or market, with cost based on the average valuation method.

Property, Plant & Equipment
Property, plant and equipment, including additions and replacements, are recorded at original cost, including labor, materials, other direct costs and capitalized interest. The cost of maintenance and repairs, including minor additions and replacements, which do not improve or extend the life of the respective assets are expensed in the period incurred. There were no capitalized interest costs in 2006, 2005 or 2004. Substantially all of the Company's assets are pledged as collateral for the Bonds.

In 2006, the Company made a non-cash dividend of land of $2.2 million to its members based on their respective interests as of the date of distribution.

Depreciation expense is recognized on a monthly basis based on the Company’s capacity revenue curve, on an annual basis the expense equates to that recognized on a straight-line basis. Estimated service lives of principal items of property and equipment range from 5 to 36 years.

The Company’s natural gas turbine units are subject to a maintenance agreement executed by Dominion Elwood with General Electric (GE), the manufacturer. The agreement provides for periodic inspections of the units, which include the replacement of parts by GE in exchange for the parts replaced and a cash payment. The Company would recognize a charge to operations expense to the extent the fair value of the parts and services received is less than the carrying amount of parts exchanged plus cash paid. The assets were assigned salvage values reflecting the exchange value of the parts in the maintenance agreement. In 2006, an increase in estimated salvage values resulted in a $5.0 million decrease in depreciation expense.

Whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable, an evaluation for impairment is performed. Such evaluations may consider various analyses, including undiscounted future cash flows attributable to the assets.

Deferred Charges
Deferred charges consist of debt financing costs incurred by the Company. The costs are being amortized over the life of the Bonds using the effective interest method. The annual amortization in 2006, 2005 and 2004 was $0.4 million, respectively.

Income Taxes
Income or loss of the Company for income tax purposes is includable in the tax returns of the members. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

Revenue Recognition
The Company recognizes capacity revenue in accordance with Emerging Issues Task Force Issue No. 91-6, Revenue Recognition of Long-Term Power Sales Contracts. Therefore, capacity revenue is recognized based upon expected output, which is weighted toward the summer months. Revenue for energy generated is recognized when produced.

Derivatives
Under Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, derivatives are reported on the Consolidated Balance Sheets at fair value, unless a scope exception is available under the standard. Derivative contracts representing unrealized gain positions are reported as derivative assets; while derivative contracts representing unrealized losses are reported as derivative liabilities. Cash flows from derivative instruments are presented in net cash flow from operating activities.

ELWOOD ENERGY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

On the date derivative contracts are entered into, the Company may designate the derivative as a hedge of a forecasted transaction or future cash flows (cash flow hedges); as a hedge of a recognized asset, liability or firm commitment (fair value hedge); as a normal purchase or sale contract; or leave the derivative undesignated, thus precluding the special accounting treatment afforded designated hedges.

For all derivatives designated as hedges, the Company formally documents the relationship between the hedging instrument and the hedged item, as well as the risk management objective and strategy for the use of the hedging instrument. The Company assesses, both at the inception of the hedge and on an ongoing basis, whether the hedge relationship between the derivative and the hedged item is highly effective in offsetting changes in cash flows. Any change in fair value of the derivative resulting from ineffectiveness, as defined by SFAS No. 133, is recognized currently in earnings. Further, if derivatives cease to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

For cash flow hedge transactions in which the Company is hedging the variability of cash flows related to a variable-priced asset, liability, commitment or forecasted transaction, changes in the fair value of the derivative are reported in accumulated other comprehensive income (AOCI). The gains and losses on the derivatives that are reported in AOCI are reclassified and included in the determination of net income in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. The ineffective portion of the change in fair value of derivatives and the change in fair value of derivatives not designated as hedges for accounting purposes are recognized in current-period earnings. For options designated as cash flow hedges, changes in time value are excluded from the measurement of hedge effectiveness and are, therefore, recorded in earnings.

Gains and losses on derivatives designated as hedges, when recognized, are included in operating revenues, operating expenses or interest income (expense) in the Consolidated Statements of Income. Specific line item classification is determined based on the nature of the risk underlying individual hedge strategies.

Note 3 - Related Parties
Dominion Elwood Services Company, Inc. (DELCO), a wholly-owned subsidiary of DEI, provides certain services to the Company through an operations and maintenance agreement. During 2006, 2005 and 2004, the Company recognized expense related to these services of $3.6 million, $3.0 million and $2.7 million, respectively. At September 30, 2006 and 2005, $1.0 million and $0.2 million, respectively, were included in payables to affiliated companies related to these services.

During 2006, 2005 and 2004 the Company incurred costs of $1.4 million, $0.9 million, and $0.8 million, respectively, for general management services from DEI under the provisions of the Operating Agreement between Peoples Elwood and Dominion Elwood. At September 30, 2006 and 2005, $0.5 million and $0.4 million, respectively was outstanding with affiliated companies related to these costs.

The Company’s natural gas turbine units are subject to a maintenance agreement executed by Dominion Elwood with GE, the manufacturer. Goods and services under this maintenance agreement are provided to the Company through an operation and maintenance agreement with DELCO. At September 30, 2006, $0.9 million was included in payables to affiliated companies and at September 30, 2005, $3.4 million was included in payables to affiliated companies associated with this arrangement. The Company’s affiliated expenses included the following costs for goods and services received through agreements with DELCO for participation in the General Electric Contractual Service Agreement (GE CSA), and with DEI for participation in a spare parts pool:

	For the Years Ended September 30,
	2006	2005	2004
	(in thousands)
Costs incurred with DELCO for the quarterly maintenance fee related to the GE CSA	$328	$318	$306
Costs incurred with DEI for participation in spare parts pool related to the GE CSA	658	658	658

ELWOOD ENERGY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In February 2006, the Company acquired the gas pipeline laterals that interconnect the Company’s facility with the Northern Border Pipeline from Peoples Gas Light and Coke Company. The costs associated with this acquisition totaled $2.5 million.

PEWM provides fuel management services to the Company. During 2006, 2005 and 2004, the Company recognized expenses of $20.4 million, $44.2 million and $13.8 million, respectively, for fuel management and the reimbursement of other expenses provided through PEWM. At September 30, 2006 and 2005, $0.1 million and $9.4 million, respectively, were outstanding with affiliated companies related to these services.

Note 4 - Sale of Partnership Interest
In September 2006, PERC entered an agreement with J-POWER USA Development Company, Ltd., (the “buyer”) a wholly-owned subsidiary of J-POWER North American Holdings Company, Ltd., to sell its direct interest in the Company. Subject to certain conditions, Peoples Elwood will sell a 49.9% interest in the Company (“Tier One Sale”) followed by a sale of its remaining 0.1% membership interest (“Tier Two Sale”) no earlier than one year and one day after the Tier One sale. The buyer and PERC anticipate the Tier One Sale will close in January 2007. After the sale, the Company will operate on a calendar year basis.

Note 5 - Long-Term Debt and Working Capital Credit Facility
In 2002, the Company issued $402 million of 8.159% Senior Secured Bonds due 2026. Substantially all of the Company’s assets are pledged as collateral. The Company’s scheduled principal payments of long term debt at September 30, 2006 are as follows (in millions): 2007 - $18.6; 2008 - $20.1; 2009 - $21.5; 2010 - $22.7; 2011 - $24.0 and thereafter - $223.2.

The Bond indenture contains provisions that restrict the ability of the Company to pay dividends, dispose of assets or change its business plan.

In June 2002, the Company entered into a revolving working capital credit facility with DEI and PEC. In July 2005, the maximum aggregate borrowing capacity increased from $10 million to $20 million. The facility is jointly funded by DEI and PEC. Effective July 20, 2006 and annually thereafter, the facility will be automatically extended for one year unless written notice to terminate is given by any of the parties at least thirty days prior to contract termination. The interest rate on the loan will equal the 90-day A2/P2 non-financial commercial paper rate in effect on the borrowing date, as reported in the Federal Reserve Release - Commercial Paper, plus 0.5%. Repayment of loans will be the earlier of ninety days after the borrowing or the termination date. The Company may prepay a loan prior to maturity without premium or penalty. Loan proceeds must be used solely for the funding of cash expenses incurred for the maintenance, administration and operation of the Company. At September 30, 2006, $0.2 million, with a weighted average interest rate of 5.88%, was outstanding under the credit facility. There were no amounts outstanding at September 30, 2005.

Note 6 - Derivatives and Hedge Accounting
In August 2001, the Company entered into a forward-starting interest rate swap (the Swap) and designated it as a hedge of interest rate risk associated with variability in rates associated with planned issuance of the Bonds. As of September 30, 2001, the fair value of the Swap was recognized as a derivative liability in the Company’s Consolidated Balance Sheet, and the related unrealized loss was deferred in AOCI as the effective portion of the hedge. At the time the Bonds were issued, the Company settled the interest rate swap for a total cash payment of $15.8 million and recognized approximately $1.1 million of losses previously deferred in AOCI associated with lower than originally forecasted principal amount of debt issued. The remainder of the deferred loss will be recognized in earnings over the life of the Bonds using the effective interest method.

In both 2006 and 2005, the Company recognized as additional interest expense approximately $0.9 million representing a portion of the loss previously deferred in AOCI associated with the Swap and the hedge of the Bonds. The Company expects to reclassify approximately $0.9 million of losses deferred in AOCI to earnings during 2007.

ELWOOD ENERGY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7 - Fair Value of Financial Instruments
The fair value of the Company’s Bonds, estimated using interest rates currently available for debt with similar terms and maturities, was $366 million and $390 million at September 30, 2006 and 2005, respectively.

Note 8 - Property, Plant and Equipment
Major classes of property, plant and equipment and their respective balances are:

At September 30,	2006	2005
(thousands)
Plant	$536,024	$534,488
Other Property and Equipment	1,305	1,312
Total property, plant and equipment	$537,329	$535,800

Note 9 - Quarterly Financial Data (unaudited)
The following amounts reflect all adjustments, consisting only of normal recurring accruals, necessary in the opinion of the Company’s management for a fair statement of the results for the interim periods.

	2006	2005
(thousands)

Operating revenues
First Quarter	$12,775	$8,640
Second Quarter	9,116	9,816
Third Quarter	18,384	28,476
Fourth Quarter	62,937	82,073
Year	$103,212	$129,005
Income from operations
First Quarter	$6,067	$5,508
Second Quarter	4,555	4,897
Third Quarter	11,875	12,072
Fourth Quarter	36,912	34,166
Year	$59,409	$56,643
Net income (loss)
First Quarter	$(940)	$(2,129)
Second Quarter	(2,333)	(2,510)
Third Quarter	5,135	4,775
Fourth Quarter	30,154	26,895
Year	$32,016	$27,031
Other comprehensive income
First Quarter	$240	$242
Second Quarter	223	227
Third Quarter	230	234
Fourth Quarter	228	234
Year	$921	$937

ELWOOD ENERGY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10 - Commitments and Contingencies
At September 30, 2006, there were no commitments or contingencies to which the Company is a party.

Note 11 - Concentration of Credit Risk
The Company sells all of its electric generating capacity and energy to two customers: Exelon and Constellation. If one of these entities does not fulfill its obligations, terminates its agreements with the Company, or experiences severe credit deterioration and if the Company cannot make adequate alternate arrangements, its revenues could decrease materially. At September 30, 2006, Exelon was rated Baa2 and BBB+ and Constellation was rated Baa1 and BBB+ by Moody’s and Standard and Poor’s, respectively.